PRELIMINARY PROXY STATEMENT

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934 (Amendment No. 4)

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☐	Soliciting Material Pursuant to § 240.14a-12

VERMILLION, INC.

 (Name of Registrant as Specified In Its Charter)

György B. Bessenyei

Gregory V. Novak

Robert S. Goggin

 (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY PROXY MATERIALS – SUBJECT TO COMPLETION

VERMILLION, INC.

MEETING OF STOCKHOLDERS

TO BE HELD [JUNE 11], 2012

PROXY STATEMENT OF GYÖRGY B. BESSENYEI, GREGORY V. NOVAK AND ROBERT S. GOGGIN

IN OPPOSITION TO THE BOARD OF DIRECTORS OF VERMILLION, INC.

__________, 2012

To Our Fellow Vermillion Stockholders:

We are furnishing this Proxy Statement to holders of the common stock, par value $0.001 per share (“Common Stock”), of Vermillion, Inc., a Delaware corporation (the “Company”), in connection with our solicitation of proxies for use at the 2012 Annual Meeting of Stockholders of the Company scheduled to be held on [June 11], 2012 and at any and all adjournments or postponements thereof (the “Annual Meeting”). Only holders of record of Common Stock on April 23, 2012, the record date established by the Board of Directors of the Company for the Annual Meeting, are entitled to vote at the Annual Meeting. See “Voting and Proxy Procedures; Who can vote?” of the Proxy Statement.

This solicitation is being conducted by György B. Bessenyei, Gregory V. Novak and Robert S. Goggin (collectively, the “Group”).  The Group beneficially owns approximately 1.7% of the Common Stock reported by the Company as outstanding as of February 29, 2012.  As more fully discussed below, we are soliciting proxies to be used at the Annual Meeting for, among other things, the election of Robert S. Goggin as a director of the Company, or should the recent amendment to the Company’s Bylaws be reversed or enjoined, of Robert S. Goggin and Gregory V. Novak (should only Mr. Goggin be nominated, the “Group Nominee” and should both Mr. Goggin and Mr. Novak be nominated, the “Group Nominees”). See Proposal No. 1 below.

The Group may, under certain circumstances described in this Proxy Statement, nominate additional individuals to serve as directors of the Company.

We urge you to elect the Group Nominee or Nominees to the Company’s Board of Directors (the “Board of Directors” or the “Board”) because we believe that election of new members to the Board of Directors would be beneficial to the Company and its stockholders.  Among other things, electing the Group Nominees should provide the fresh perspective to overhaul the Company’s challenged organizational and operating structure.  We believe that the Group Nominees, both experienced independent investors, should significantly improve the oversight function of the Board of Directors and provide the stockholders of the Company with a much needed independent voice on matters of great importance to the stockholders.

THE PROPOSALS

Proposal No. 1 — Election of the Group Nominees as Directors

We are soliciting proxies from the holders of shares of the Company’s common stock to elect either one or two Class III directors to the Company’s Board to serve for a three-year term that expires at the 2015 Annual Meeting.  On May 15, 2012, Gail S. Page resigned from the Board, and the Board amended the Company’s bylaws to eliminate the vacant seat on the Board owing to the resignation of Ms. Page as a member of the Board by reducing the number of authorized directors of the Company from seven to six persons (the “Amendment”). Prior to the Amendment, both the Company and the Group intended to nominate two directors each to the Board. The effect of the Amendment is that the number of directors in Class III has been reduced from two to one. We have objected to the Amendment, demanded that the Board reinstate the seventh seat on the Board and will consider litigation if necessary to reverse the Amendment. Whether the Company or the courts will void the Amendment and restore a second Class III directorship is uncertain at this time; therefore, we reserve the right to nominate both Group Nominees.

Proposal No. 1 provides for the election of Robert S. Goggin, and, if the Amendment is reversed of Mr. Goggin and Gregory V. Novak, to serve as directors of the Company.   See “Biographical Information Regarding the Group Nominees” for information concerning the background and experience of our director nominees.

The Board of Directors of the Company is presently comprised of six directors as a result of the Amendment.  The directors of the Company are divided into three classes:  Class I consists of two directors, Class II consists of three directors and Class III consists of one director, as the second seat was eliminated pursuant to the Amendment.  If elected, our Group Nominees would constitute one out of the six directors, or two out of seven directors if the Amendment is reversed, on the Company’s Board.

The nominee (or two nominees if the Amendment is reversed) receiving the highest number of affirmative votes of the outstanding shares of common stock, present or by proxy, will be elected as director so long as a quorum is present. Votes withheld from a particular nominee and broker non-votes will be counted for purposes of determining whether a quorum exists but, because directors are elected by a plurality vote, will have no impact on the vote with respect to that nominee.  If a stockholder votes “FOR” our nominees, our proxies will allocate votes in favor of the election of the Group Nominee, Mr. Goggin, or if the Amendment is reversed, for both Group Nominees.

We recommend that you vote FOR the election of the Group Nominee, or Nominees if the Amendment is reversed, by checking the appropriate box and signing, dating and returning the enclosed WHITE proxy card.

Each of the Group Nominees has consented to being named herein as a nominee for director of the Company and has agreed to stand for election as a director and to serve as a director, if elected.  We have no reason to believe that the Group Nominees will be unable to serve if elected.  However, if either of the Group Nominees is unable to serve, we expect that the members of the Company’s Board of Directors will fill the vacancy.  We would recommend that the Company’s Board of Directors fill such vacancy with an individual willing to consider and implement our proposals to maximize shareholder value.  However, there can be no assurance that the Company’s Board of Directors would follow our recommendation.

Proposal No. 2 — Advisory Vote on Executive Compensation (Company Proposal)

As Proposal No. 2 for the Annual Meeting, we anticipate that the Company will ask stockholders to consider and vote upon a non-binding resolution approving the compensation of the Company’s Named Executive Officers (“NEOs”), as described in the Compensation Discussion and Analysis section, the tabular disclosure regarding such compensation, and the accompanying narrative disclosure, set forth in the Company’s 2012 Proxy Statement.  This advisory vote on executive compensation is not binding on the Company’s Board of Directors; however, we understand that the Board of Directors will take into account the result of the vote when determining future executive compensation arrangements.

We recommend that you vote AGAINST the approval of the compensation of the Company’s NEOs by checking the appropriate box and signing, dating and returning the enclosed WHITE proxy card.  See “We Believe that the Board Has Paid Unjustifiably High Executive Compensation” beginning on page 2 of this proxy statement for support for our recommendation that you vote AGAINST such resolution.

Proposal No. 3 — Ratification of the Selection of BDO USA, LLP as the Company’s Independent Registered Public Accounting Firm (Company Proposal)

As Proposal No. 3 for the Annual Meeting, we anticipate that the Company will ask stockholders to consider and vote upon the ratification of the appointment of BDO USA, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2012.

The Group makes no recommendation on how to vote with respect to the selection of BDO USA, LLP as the Company’s independent registered public accounting firm.

Proposal No. 4 — Amendment and restatement of the Company’s 2010 Stock Incentive Plan (the “2010 Plan”) for the purpose of increasing the number of shares of common stock authorized for issuance under the 2010 Plan by 1,300,000 shares (Company Proposal)

As Proposal No. 4 for the Annual Meeting, we anticipate that the Company will ask stockholders to consider and vote upon an amendment and restatement of the 2010 Plan for the purpose of increasing the number of shares of common stock authorized for issuance under the 2010 Plan by 1,300,000 shares.

We recommend that you vote AGAINST the amendment and restatement of the 2010 Plan for the purpose of increasing the number of shares of common stock authorized for issuance under the 2010 Plan by 1,300,000 shares by checking the appropriate box and signing, dating and returning the enclosed WHITE proxy card.  See “We Believe that the Board Has Paid Unjustifiably High Executive Compensation” beginning on page 2 of this proxy statement for support for our recommendation that you vote AGAINST such resolution.

IMPORTANT

Please sign and date the WHITE proxy card supplied by the Group and return it in the enclosed postage-paid envelope whether or not you attend the meeting.  This Proxy Statement is first being sent or given to stockholders on or about [_____ __], 2012.

If your shares are held in the name of a brokerage firm, bank or other custodian, only that firm can vote such shares and only upon receipt of your specific instruction.  Accordingly, we urge you to contact the person responsible for your account and instruct that person to execute the WHITE proxy card on your behalf.

YOUR VOTE IS IMPORTANT.  If you agree with the reasons for the Group’s solicitation set forth in this Proxy Statement and believe that the election of the Group Nominees to the Board of Directors can make a difference, please vote FOR the election of the Group Nominees, no matter how many or how few shares you own. We also urge you to vote AGAINST the advisory vote on executive compensation and the amendment and restatement of the 2010 Plan to increase the number of shares of common stock authorized for issuance. We make no recommendation on the ratification of the Company’s independent registered public accounting firm.

THE GROUP URGES YOU NOT TO SIGN ANY PROXY CARD THAT IS SENT TO YOU BY THE COMPANY, EVEN AS A FORM OF PROTEST.  By executing the WHITE proxy card, you will authorize us to vote FOR the election of the two Group Nominees (or FOR Mr. Goggin if the Amendment is not reversed).  If you have already signed a proxy card sent to you by the Company, you may revoke that proxy at any time prior to the time a vote is taken by (i) submitting a duly executed WHITE proxy bearing a later date to the Secretary of the Company, (ii) filing with the Secretary of the Company a later dated written revocation or (iii) attending and voting at the Annual Meeting in person.

Thank you for your support.

On behalf of the Group,

Sincerely,

György B. Bessenyei

Gregory V. Novak

Robert S. Goggin

IF YOU HAVE ANY QUESTIONS, REQUIRE ASSISTANCE IN VOTING THE WHITE PROXY CARD OR NEED ADDITIONAL COPIES OF OUR PROXY MATERIALS, PLEASE CONTACT OUR PROXY SOLICITOR AT THE PHONE NUMBERS OR EMAIL LISTED BELOW:

437 Madison Avenue, 28th Floor

New York, New York 10022

(212) 297-0721 (Call Collect)

Email: info@okapipartners.com

or

Call Toll-Free (877) 796-5274

GENERAL

The Company’s Board of Directors is currently comprised of six directors.  The directors are divided into three classes having staggered three-year terms, so that the term of one class expires at each annual meeting of stockholders. On May 15, 2012, Gail S. Page resigned from the Board, and the Board amended the Company’s bylaws to eliminate the vacant seat on the Board owing to the resignation of Ms. Page as a member of the Board by reducing the number of authorized directors of the Company from seven to six persons (the “Amendment”). Prior to the Amendment, both the Company and the Group intended to nominate two directors each to the Board. The effect of the Amendment is that the number of directors in Class III has been reduced from two to one. We have objected to the Amendment, demanded that the Board reinstate the seventh seat on the Board and will consider litigation if necessary to reverse the Amendment. Whether the Company or the courts will void the Amendment and restore a second Class III directorship is uncertain at this time; therefore, we reserve the right to nominate both Group Nominees.

Proposal No. 1 provides for the election of Robert S. Goggin, and if the Amendment is reversed, Mr. Goggin and Gregory V. Novak, to serve as directors of the Company.   See “Biographical Information Regarding the Group Nominees” for information concerning the background and experience of our director nominees.

The Board of Directors of the Company is presently comprised of six directors as a result of the Amendment.  The directors of the Company are divided into three classes:  Class I consists of two directors, Class II consists of three directors and Class III consists of one director, as the second seat was eliminated pursuant to the Amendment.  If elected, our Group Nominees would constitute one out of the six directors, or two out of seven directors if the Amendment is reversed, on the Company’s Board.

We are currently seeking your proxy for the election to the Board of Directors of two individuals —Gregory V. Novak and Robert S. Goggin.  If the Amendment is not reversed and only one seat on the Board is available, the Group will nominate Mr. Goggin.

For information concerning voting procedures at the Annual Meeting, see “Voting and Proxy Procedures.”

BACKGROUND OF THIS SOLICITATION

Each of György B. Bessenyei (“Bessenyei”), Gregory V. Novak (“Novak”) and Robert S. Goggin (“Goggin”) are long-term stockholders of the Company. Goggin began acquiring Company Common Stock in July 2010. Novak began acquiring Common Stock in the Company in March 2011. Bessenyei started accumulating Common Stock in the Company in August 2010.

Bessenyei, in the course of his business as an independent financial advisor and analyst, published several reports between October 2011 and January 2012 in which he expressed his opinion that, while the Company’s underlying technology was promising and that its prospects were positive, the Company was not well managed and, among other things, did not provide the marketplace with sufficient and clear information and guidance regarding its operations and revenues. These reports were sharply critical of the Company’s management and in particular, its CEO, Ms. Gail Page and expressed Bessenyei’s doubts regarding the quality of the Company’s management, and expressed his opinion that Ms. Page and the Company were not keeping investors informed regarding key metrics and progress to milestones. In particular, Bessenyei published a report on December 15, 2011, among other things, claiming that the Company withheld information from investors about the high Medicare denial rate of OVA1. The Company responded to some of these criticisms in a Form 8-K filed on December 22, 2011 but did not discuss the Medicare problems in detail. Mr. Bessenyei does not believe that the Company addressed his concerns in a meaningful way.

In an email on January 26, 2011, Goggin first communicated to the Company his dissatisfaction with the Company’s Board and management. On March 23, 2011, in a letter addressed to the Board, Goggin requested a special meeting of the stockholders to consider Ms. Page’s tenure as CEO, to adopt more stockholder friendly by-laws and to remove the Company’s stockholder rights plan (commonly known as a “poison pill”). The Board unanimously declined to remove the poison pill or undertake any of the other actions requested by Goggin, and adopted amendments to the Company’s bylaws to include complex advanced notice provisions for future annual meetings relating to stockholder proposals and director nominations. On May 9, 2011, Goggin filed a complaint in the Court of Chancery of the State of Delaware (Goggin v. Vermillion, C.A. No. 6465 VCN) seeking injunctive and declaratory relief to (i) delay the Company’s 2011 annual meeting of stockholders, (ii) determine whether certain stockholder proposals could be considered and acted upon at that meeting, and (iii) enjoin any threatened use of the Company’s stockholder rights plan. On June 3, 2011, the Court of Chancery denied Goggin’s requested relief. Goggin did not appeal that decision.

1

In January 2012, Bessenyei, Goggin and Novak began communicating with each other, expressing their disappointment with the Company’s declining stock price and its Board and senior management. On February 15, 2012, Bessenyei delivered a notice (the “Nomination Letter”) to the Corporate Secretary of the Company of his intent to nominate Novak and Goggin for election to the Board at the 2012 Annual Meeting. On February 29, March 1 and April 26, 2012, in three separate submissions, the Group delivered certain supplemental materials to the Corporate Secretary of the Company to amend and supplement the Nomination Letter.

On March 8, 2012, Bessenyei, on behalf of the Group, requested a meeting with Ms. Page and other Directors of the Company to discuss the Group’s concerns and their reasons for submitting Novak and Goggin as nominees for election at the Annual Meeting. Ms. Page agreed to the meeting, which was held on March 27 at the Company’s executive offices. Bessenyei, Novak and Goggin attended the meeting with Ms. Page and Peter S. Roddy, a Director of the Company and Chairman of the Board’s Audit Committee. The meeting was cordial, but the participants were unable to resolve their differences.

On May 1, 2012, Novak, Mr. Roddy and Ms. Page participated in a teleconference. The teleconference was cordial but the parties were unable to resolve their differences.

On May 15, 2012, the Company announced the mutually agreed termination without cause of Ms. Page as President and Chief Executive Officer of the Company, effective September 3, 2012, or earlier upon the Company’s entering into an employment agreement with a successor Chief Executive Officer. Ms. Page has agreed to act as a consultant for the Company for at least six months following her termination to aid the transition. On May 15, 2012, Ms. Page announced her resignation as a member of the board of directors of the Company, effective immediately.

On May 16, 2012, the Company announced that on May 15, 2012, the Board amended the Company’s bylaws, effective immediately, to eliminate the vacant seat on the Board owing to the resignation of Ms. Page as a member of the Board by reducing the number of authorized directors of the Company from seven to six persons.

On May 17, 2012, counsel for the Group delivered a letter to counsel to the Company and each of the current members of the Company’s Board of directors objecting to the Amendment that  eliminated a seat on the Board as invalid and improper as a breach of the Board’s fiduciary duties under applicable principles of Delaware law because, among other reasons, the Group believes that (i) the curious timing of adoption of the amendment, which effectively halves the influence of the stockholders at the eleventh hour, suggests an improper motive by the Board of disenfranchising the stockholders and entrenching of the current directors at the upcoming Annual Meeting by thwarting a proxy contest through reducing their choice of directors, (ii) the purported justification for the Amendment as announced by the Company that it would “streamline the organization of the Company” and “extend [the Company’s] cash runway” appears to be a mere pretext because the Group fails to see how a reduction in a single director position does anything meaningful to streamline the organization of the Company and, furthermore, the Company’s directors are not paid in cash and therefore the Amendment does nothing to preserve the Company’s cash resources, and as a result, adoption of the Amendment runs afoul of applicable Delaware case law that requires a “compelling justification” for actions that interfere with or impede the effective exercise of the stockholder franchise in a contested election of directors, and (iii) eliminating a Class III Director position causes an imbalance in the size of the three classes of the Board with the result that even over the next two election cycles, it is not possible for the stockholders of the Company to elect a majority of the Board, which the Group believes constitutes an improper purpose and result under applicable law and a breach of the fiduciary duties of the Company’s directors.  As of the date hereof, the Group is considering its alternatives, including potential litigation to invalidate the Amendment.  The validity of the Amendment ultimately would be decided by a court of competent jurisdiction, should the Group commence and prosecute such a legal action.

On May 18, 2012, Novak, Mr. Roddy and Mr. James Burns participated in a teleconference. The teleconference was cordial but the parties were unable to resolve their differences.

The Group remains committed to electing Goggin, and if the Amendment is reversed, both Goggin and Novak, to the Board and thereby defeating Paul R. Sohmer, M.D. as the Company’s nominee to the Board.

REASONS FOR THIS SOLICITATION

The Company’s stock price has declined roughly 90% since the Company emerged from bankruptcy on January 22, 2010. The Company has continued to incur losses and post only limited revenues. The Group believes that the Company simply cannot continue on its current path. Electing Paul R. Sohmer, M.D. (“Sohmer”) as the Company’s nominee to the Board, the hand-picked choice of the current Board, does nothing to allay concerns that the Company is poised to repeat the errors of its past.  In order to protect and instill confidence in the Company’s stockholders, we believe it is imperative to introduce new outside nominees that are not connected with Page and the current members of the Board.  We further believe that outside stockholders with substantial, long-term holdings should also be included on the Board to better represent stockholder interests.

2

While the existing Directors and Dr. Sohmer possess certain specific technology credentials, we believe that key elements of a balanced strategy remain unaddressed at the Board level.  We believe that the Board lacks the creativity and independence that we believe the Company requires, along with independent investor representatives strongly aligned with the Company’s stockholder base through substantial, long-term stock ownership.  The failure of the Board to prioritize stockholder value to date – evidenced by nearly three years of tolerating a rapid and massive decline in stockholder value and poor financial performance – should no longer be tolerated or endorsed by investors.  Particularly at a time when the Company will need to access new capital or engage in other strategic initiatives (including exploring new sources of revenue and rationalizing and right-sizing the Company’s activities) in the near future due to questions raised in its most recent audit report regarding the Company’s ability to continue as a going concern in light of its continuing losses and rapid depletion of its cash reserves, we believe it is absolutely essential for the Board to include directors who are strongly aligned with stockholder interests through substantial long-term stock ownership.

The Group Nominees will, if either or both are elected, constitute only a minority of the Board and, even if they were to vote together unanimously, will not be able to adopt singlehandedly any measures (including any measures proposed by the Group Nominees) without the support of additional members of the Board.  We believe, however, that each of the Group Nominees, if elected to the Board, will be in a position to influence the strategic direction of the Company and to bring to the Board the perspectives of long-term stockholders.  Each of the Group Nominees is committed to acting in the best interest of the Company’s stockholders.

Neither of the Group Nominees anticipates that he will have any conflicts of interest with respect to the Company and recognizes that as a member of the Board he will owe fiduciary duties to all stockholders.  None of the Group Nominees has any contract, arrangement or understanding with the Company, and no other direct financial interest concerning the Company, other than through the beneficial ownership of Common Stock by the Group and the Group Nominees disclosed in this Proxy Statement.

WE BELIEVE THAT THE BOARD HAS APPROVED UNJUSTIFIABLY HIGH
EXECUTIVE COMPENSATION

The Board has a history of approving what we believe to be unjustifiably high executive compensation.  According to the Company’s proxy statements relating to the 2011 and 2012 annual meetings of stockholders, during the last two years since coming out of bankruptcy, the Board has compensated itself and the Company’s executives over $12 million during 2010 and 2011, including amounts received under the “Debtor’s Incentive Plan.” These amounts include a total of $8,354,857 in reported compensation for Page and an aggregate of $4,043,858 in reported compensation for the other directors in calendar years 2010 and 2011.  The Debtor’s Incentive Plan provided payments to the directors of the Company upon finalization of the restructuring of the Company pursuant to the Company’s bankruptcy proceeding filed on April 21, 2009 and was approved on April 14, 2010 by the Bankruptcy Court. According to the Company’s 2011 Proxy Statement, the Board’s Compensation Committee designed and implemented compensation programs for NEOs to reward them for sustaining the Company’s financial and operating performance and leadership excellence, to align their interests with those of the Company’s stockholders and to encourage them to remain with the Company for long and productive careers. However, during the same period for the years ended December 31, 2011 and 2010, the Company had a net loss of $17,790,000 and $19,034,000, minimal revenues and invested only approximately $9.2 million in research and development. Given the Company’s economic performance as well as the dramatic decline in the Company’s stock price creating a loss for the Company’s stockholders, we do not believe that the compensation paid to the executives and board was justified nor fell in line with the Compensation Committee’s philosophy.

WE STRONGLY RECOMMEND A VOTE FOR THE ELECTION

OF THE GROUP NOMINEE, OR NOMINEES IF THE AMENDMENT IS REVERSED.

PROPOSED PLAN FOR VERMILLION, INC.

The Group believes that the addition of the Group Nominee, or Nominees if the Amendment is reversed, to the Board should significantly improve the oversight function of the Board of Directors and provide the stockholders of the Company with a much needed independent voice on matters of great importance to the stockholders, including stockholder value.

3

The anticipated initiatives for which each of the Group Nominees expect to advocate if elected are set forth below. The Group Nominees plans could change subject to their fiduciary duty to stockholders if elected.

•	The Group Nominee (or Nominees) intends to call for the accelerated removal of Ms. Page as the Company’s CEO and for her replacement with a more suitable candidate not yet identified.

•	The Group Nominee (or Nominees) intends to call for an amendment to the Company’s bylaws to provide for a right for stockholders to call a special meeting at anytime, if stockholders holding more than 10% of the Company’s outstanding voting stock request such a meeting.

•	The Group Nominee (or Nominees) intends to call for a special meeting of stockholders to expand the size of the board and to elect a sufficient number of nominees that, combined with the Group Nominee, or Nominees if the Amendment is reversed, would constitute a majority of the Board.

•	The Group Nominee (or Nominees) intends to press for the reduction of sales, general and administrative costs, for an increase in research and development spending, and for a change in the Company’s focus from a sales organization to a corporation more focused on research and development and intellectual property.

•	The Group Nominee (or Nominees) intends to shift the direction of the Company’s primary focus toward FDA approval of the VASCLIR (PAD) blood test and the OVA2 test.

MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

Proposal No. 1 — Election of the Group Nominees as Directors

The Company’s Board of Directors currently consists of six directors, following the reduction in size authorized by the Board of Directors in the Amendment to eliminate the vacancy existing due to the resignation of Ms. Page.  The directors are divided into three classes having staggered three-year terms, so that the term of one class expires at each annual meeting of stockholders. Prior to the Amendment, both the Company and the Group intended to nominate two directors each to the Board. The effect of the Amendment is that the number of directors in Class III has been reduced from two to one. We have objected to the Amendment, demanded that the Board reinstate the seventh seat on the Board and will consider litigation if necessary to reverse the Amendment. Whether the Company or the courts will void the Amendment and restore a second Class III directorship is uncertain at this time; therefore, we reserve the right to nominate both Group Nominees.

On February 15, 2012, Bessenyei, on behalf of the Group, gave notice to the Company of our intention to nominate the Group Nominees to serve as directors of the Company.

We are seeking your proxy for the election to the Board of Directors of Robert S. Goggin, and, if the Amendment is reversed, Mr. Goggin and Gregory V. Novak, to serve as directors of the Company.

Each of the Group Nominees has consented to being named as a nominee in this Proxy Statement and has confirmed his willingness to serve on the Board of Directors if elected.  The Group does not expect that any of the Group Nominees will be unable to stand for election, but in the event that a vacancy in the slate of Group Nominees should occur unexpectedly, the shares of Common Stock represented by the WHITE proxy card will be voted for a substitute candidate selected by the Group.  If the Group determines to add nominees, whether because the Company expands the size of the class of the Board of Directors subsequent to the date of this Proxy Statement or for any other reason, the Group will supplement this Proxy Statement.  If, however, the Company does not leave reasonable time before the Annual Meeting to supplement this Proxy Statement, the Group reserves the right to nominate Mr. Novak and any additional nominees and to use the discretionary authority granted by the proxies it is soliciting to vote for such additional nominees, or to seek judicial relief. There is no assurance that the Company’s directors will serve with any of the Group Nominees should either or both of the Group Nominees be elected.

4

Biographical Information Regarding the Group Nominees

The following information concerning the age, principal occupation and business experience during the last five years, and current directorships has been furnished to the Group by the Group Nominees.

Robert S. Goggin

Robert S. Goggin, III, 48 years old, is an attorney in private practice and an owner and director of Keller & Goggin P.C., a law firm with offices in Philadelphia and Trenton, New Jersey. Mr. Goggin is a graduate of St. Joseph’s University and Widener University School of Law. Mr. Goggin began his career in the Philadelphia District Attorney’s Office in 1989. Among other clients, Mr. Goggin has represented various unions including correctional officers, tradesmen and laborers. This experience helped him refine his litigation, reconciliation and management abilities.

Keller & Goggin P.C. does not beneficially own any securities of the Company, nor does it have any Disclosable Interests (as defined in the Bylaws), and will not be assisting the Group in soliciting proxies relating to the 2012 Annual Meeting.

During the past ten years, Goggin has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor is he subject to any pending criminal proceedings. Goggin is not involved in any material legal proceeding involving the Company, and except as described in this proxy statement, has not had any material interest adverse to the Company. In 2011, Goggin filed suit against the Company in the Court of Chancery of the State of Delaware (Goggin v. Vermillion, C.A. No. 6465-VCN) seeking injunctive and declaratory relief to (i) delay the Company’s 2011 annual meeting of stockholders, (ii) determine whether certain stockholder proposals could be considered and acted upon at that meeting, and (iii) enjoin any threatened use of the Company’s stockholder rights plan. On June 3, 2011, the Court of Chancery denied Goggin’s requested relief. That decision was not appealed by Goggin. Goggin has not been involved in any bankruptcy or similar proceeding either personally or involving any entity in which he was an officer, partner or director within the past two years. Goggin has no family relationship with any officer, director or employee of the Company or any of its subsidiaries. Goggin in the past ten years has not been the subject of any order, judgment or decree enjoining or suspending him from acting in any capacity or engaging in any business practice or any other activity in connection with any violation of any securities or commodities laws.

Goggin has been advocating for change at Vermillion since early 2011. He would be a board member representing long term stockholders’ interests.

Gregory V. Novak

Gregory V. Novak, 50 years old, is a lawyer in private practice and Managing Partner and CEO of Novak Druce + Quigg, LLP (“Novak Druce”), a law firm with offices in Washington, D.C., Houston, San Francisco, Silicon Valley and West Palm Beach. Mr. Novak serves as national intellectual property counsel to a number of publicly-traded corporations. He also manages Novak Druce’s prominent patent re-examination practice. Mr. Novak also is a founder and director of MicroBios, Inc. (“MicroBios”), a privately-owned early stage company involved in the research and development of advanced microbiological solutions principally directed toward the beef, dairy and food safety industries. In 2009, Mr. Novak launched the Novak Druce Centre for Professional Service Firms at the University of Oxford’s Said Business School. Mr. Novak is also a partner in HalberdCross LLC, a private equity firm, and a partner in Oxford Capital Group, a business and financial advisory firm. In addition to sponsoring the Novak Druce Centre, Greg sits on the Business Advisory Council at the University of Oxford, is a board member of the Said Business School, and is Chairman of the Global Said Business School Alumni Association. He is also an active alumnus of Rice University where he is a Community Associate at Will Rice College, sits on the Annual Fund Committee and is a Fundraising Challenge sponsor of two colleges. He also sits on the board of the Max Planck Institute Foundation, a scientific research organization.

None of Novak Druce, Oxford Capital Group, MicroBios or HalberdCross LLC beneficially owns any securities of the Company or holds any Disclosable Interests (as defined in the Bylaws), and none of them will be assisting the Group in soliciting proxies relating to the 2012 Annual Meeting. Except as disclosed herin, Novak holds no directorships in any business organization and has held none over the past five years. Novak holds a B.S. from Rice University, an MBA from the Said Business School at Hertford College, the University of Oxford, and a J.D. from Texas Tech University School of Law.

5

During the past ten years, Novak has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor is he subject to any pending criminal proceedings. Novak is not involved in any material legal proceeding involving the Company nor has he had any material interest adverse to the Company. Novak has not been involved in any bankruptcy or similar proceeding either personally or involving any entity in which he was an officer, partner or director within the past two years. Novak has no family relationship with any officer, director or employee of the Company or any of its subsidiaries. Novak in the past ten years has not been the subject of any order, judgment or decree enjoining or suspending him from acting in any capacity or engaging in any business practice or any other activity in connection with any violation of any securities or commodities laws.

Novak is a well-known expert in intellectual property and patent issues, as well as an experienced investor with business advisory, private company board and private equity experience. Novak’s extensive experience in intellectual property law and through his position as a member of the board of the Max Planck Institute Foundation, a known global leader in scientific research, will make him a valuable contributor to the board of directors of Vermillion, where key assets are patents and know-how. Novak also understands the challenges of developmental stage companies and the value of high-quality board oversight and direction. The Group believes that scientific research and development of a strong patent portfolio is a cornerstone of Vermillion’s future. Novak will be uniquely positioned to provide both business and intellectual property guidance to the Company.

If elected, each Group Nominee would receive such directors’ fees as may be payable by the Company in accordance with its practice at the time.  There are no understandings or arrangements between the Group Nominees or any other person pursuant to which the nominations are to be made by the Group.  There are no arrangements regarding compensation or any other material monetary interest or agreement between Goggin and Novak and any participant in the Group.

The Group believes that Goggin and Novak would be considered “independent directors” should they be elected to the Company’s Board of Directors.

Additional information concerning the Group Nominees is set forth in Appendix A to this Proxy Statement.

Proposal No. 2 — Advisory Vote on Executive Compensation (Company Proposal)

As Proposal No. 2 for the Annual Meeting, we anticipate that the Company will ask stockholders to consider and vote upon a non-binding resolution approving the compensation of the Company’s Named Executive Officers (“NEOs”), as described in the Compensation Discussion and Analysis section, the tabular disclosure regarding such compensation, and the accompanying narrative disclosure, set forth in the Company’s 2012 Proxy Statement.  This advisory vote on executive compensation is not binding on the Company’s Board of Directors; however, we understand that the Board of Directors will take into account the result of the vote when determining future executive compensation arrangements.

We recommend that you vote AGAINST the approval of the compensation of the Company’s NEOs by checking the appropriate box and signing, dating and returning the enclosed WHITE proxy card.  See “We Believe that the Board Has Paid Unjustifiably High Executive Compensation” beginning on page 2 of this proxy statement for support for our recommendation that you vote AGAINST such resolution.

Proposal No. 3 — Ratification of the Selection of BDO USA, LLP as the Company’s Independent Registered Public Accounting Firm (Company Proposal)

As Proposal No. 3 for the Annual Meeting, we anticipate that the Company will ask stockholders to consider and vote upon the ratification of the appointment of BDO USA, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2012.

6

The Group makes no recommendation on how to vote with respect to the selection of BDO USA, LLP as the Company’s independent registered public accounting firm.

Proposal No. 4 — Amendment and restatement of the Company’s 2010 Stock Incentive Plan (the “2010 Plan”) for the purpose of increasing the number of shares of common stock authorized for issuance under the 2010 Plan by 1,300,000 shares (Company Proposal)

As Proposal No. 4 for the Annual Meeting, we anticipate that the Company will ask stockholders to consider and vote upon an amendment and restatement of the 2010 Plan for the purpose of increasing the number of shares of common stock authorized for issuance under the 2010 Plan by 1,300,000 shares.

We recommend that you vote AGAINST the amendment and restatement of the 2010 Plan for the purpose of increasing the number of shares of common stock authorized for issuance under the 2010 Plan by 1,300,000 shares by checking the appropriate box and signing, dating and returning the enclosed WHITE proxy card.  See “We Believe that the Board Has Paid Unjustifiably High Executive Compensation” beginning on page 2 of this proxy statement for support for our recommendation that you vote AGAINST such resolution.

Other Matters that May be Voted on

The Group is not aware of any other matters to be brought before the Company’s Annual Meeting, except as set forth herein.  Should other matters be brought before the Annual Meeting or if no direction is indicated with respect to the proposals on the proxy card, by having signed and returned the enclosed WHITE proxy card, you will have authorized the persons named as proxies in the enclosed WHITE proxy card to vote on all such matters in their discretion, and the proxy will be voted “FOR” Proposals No. 1 and 3 and “AGAINST” Proposals No. 2 and 4.

This proxy solicitation is being made by the Group and not on behalf of the Board of Directors or management of the Company.  The Group accepts no responsibility for any information set forth in any Company filings not provided by the Group.

INFORMATION ABOUT THE GROUP

Bessenyei is primarily engaged in the business of serving as a financial advisor, independent securities analyst and investor in securities and as a partner in Oxford Capital Group. Goggin is primarily engaged in the business of serving as an attorney in private practice and an owner and director of Keller & Goggin, P.C., a law firm. Novak is primarily engaged in the business of serving as an attorney in private practice and managing partner and chief executive officer of Novak Druce, a partner in HalberdCross LLC, a private equity firm, a founder and director of MicroBios and a partner in Oxford Capital Group.

The address of the principal business and principal office of (i) Bessenyei is Schulhausstrasse 11, Walchwil, Switzerland, (ii) Novak is 1000 Louisiana Street, 53rd Floor, 3 Wells Fargo Plaza, Houston, Texas 77002, and (iii) Goggin is 1528 Walnut Street, #900, Philadelphia, PA 19102.

The Group may be deemed to beneficially own, in the aggregate, 250,100 shares of the Company’s Common Stock, representing approximately 1.7% of the 14,900,831 shares of Common Stock as reported to be outstanding by the Company as of February 29, 2012.

Additional information concerning transactions in securities of the Company effected during the past two years by the Group and the Group Nominees is set forth in Appendix B to this Proxy Statement.

SOLICITATION; EXPENSES

Proxies may be solicited by mail, advertisement, telephone, internet, facsimile, other media and personal solicitation by the Group and by the Group Nominees.  No compensation will be paid to the Group or to the Group Nominees for the solicitation of proxies.  Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the Group’s solicitation material to their customers for whom they hold shares, and the Group will reimburse them for their reasonable out-of-pocket expenses.

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The Group has retained Okapi Partners, Inc. (“Okapi”) to assist in the solicitation of proxies and for related services.  Okapi is a proxy service company. The Group will pay Okapi an estimated fee of up to $50,000 and has agreed to reimburse Okapi for its reasonable out-of-pocket expenses.  Up to 25 persons will be used by Okapi in its solicitation efforts.

The entire expense of preparing, assembling, printing and mailing this Proxy Statement and related materials and the cost of soliciting proxies will be borne by the Group.  The Group intends to seek reimbursement of such expenses from the Company and expects to seek stockholder approval at a later date. Other than the members of the Group, no person has or is expected to contribute more than $500 towards financing the solicitation of proxies in favor of electing the Group Nominees or opposed to the election of any other persons nominated to stand for election for directorships at the Annual Meeting. There are no participants (as defined in the SEC’s proxy rules) in the Group’s proxy solicitation other than the members of the Group at this time. Except as disclosed herein, no person or entity has lent money or entered into any arrangement for financing or otherwise inducing the purchase, sale or holding of securities by any member of the Group, or in support of any member of the Group or in opposition to any other candidate for election to the Board of Directors.

The Group estimates that the total expenditures relating to its proxy solicitation incurred by the Group will be approximately $250,000, approximately $125,000 of which has been incurred to date. Such funds are expected to be provided by the members of the Group in the following proportions: 50% by Goggin, 25% by Bessenyei, 25% by Novak. There is no written agreement or formal arrangement among Bessenyei, Goggin and Novak to share such expenses at this time. The sole substantial interest in any proxy solicitation in favor or the Group Nominees and opposed to any other nominees for election to the Board of Directors by each of Bessenyei, Goggin and Novak is their record and beneficial ownership of shares of Common Stock of the Company, the desire of each of member of the Group to elect Goggin, and, if the Amendment is reversed, Novak, and, in the case of Goggin and Novak, their desire to be directors of the Company.

VOTING AND PROXY PROCEDURES

THE GROUP RECOMMENDS A VOTE FOR THE ELECTION OF THE GROUP NOMINEES BECAUSE WE BELIEVE THAT THE GROUP NOMINEES WOULD CONTRIBUTE TO THE CREATION OF STOCKHOLDER VALUE.

How do I vote by proxy?

If your shares are held in your name, you may vote by signing, dating and returning the WHITE proxy card in the postage-paid envelope provided.

How do I vote shares I hold through a broker, bank or other custodian?

If you hold shares through someone else, such as a broker, bank or other custodian, you will receive voting material from that firm. You can complete the WHITE voting form and return it as requested by the firm. If the firm offers Internet or telephone voting, the voting form will contain instructions on how to access those voting methods.  If you hold your shares in a stock brokerage account or by a bank or other nominee, you will not be able to vote in person at the Annual Meeting unless you have previously requested and obtained a “legal proxy” from your broker, bank or other nominee and present it at the Annual Meeting.

What happens if I fail to instruct my broker?

If you hold your shares in street name through a broker, bank or other custodian, only it can vote your shares, and only upon your specific instruction. “Broker non-votes” occur when a bank, broker or other nominee holder has not received voting instructions with respect to a particular proposal and the nominee holder does not have discretionary power to vote on that proposal. Because this is a “contested” meeting, if you fail to instruct your broker on how to vote your shares, your broker will not be able to vote your shares.

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If I plan to attend the Annual Meeting, should I still submit a WHITE proxy card?

Whether or not you plan to attend the Annual Meeting, we urge you to submit a WHITE proxy card. Returning the enclosed proxy card will not affect your right to attend and vote at the Annual Meeting.

What if I want to revoke my proxy?

Any proxy may be revoked as to all matters covered thereby at any time prior to the time a vote is taken by (i) submitting a duly executed proxy bearing a later date to the Secretary of the Company, (ii) filing with the Secretary of the Company a later dated written revocation or (iii) attending and voting at the Annual Meeting in person.  Attendance at the Annual Meeting will not in and of itself constitute a revocation.

What should I do if I receive a proxy card solicited by the Company?

If you submit a proxy to us by signing and returning the enclosed WHITE proxy card, do not sign or return the proxy card solicited by the Company or follow any voting instructions provided by the Company unless you intend to change your vote, because only your latest-dated proxy will be counted.

If you have already sent a proxy card to the Company, you may revoke it and provide your support to the Group Nominees by signing, dating and returning the enclosed WHITE proxy card.

Who can vote?

Only holders of record of Common Stock on the record date established by the Board of Directors for the Annual Meeting (the “Record Date”) are entitled to vote at the Annual Meeting.  The Board of Directors has established April 23, 2012 as the Record Date for voting at the Annual Meeting. If you are a stockholder of record on the Record Date, you will retain the voting rights in connection with the Annual Meeting even if you sell such shares after the Record Date.  Accordingly, it is important that you vote the shares of Common Stock held by you on the Record Date, or grant a proxy to vote such shares on the WHITE proxy card, even if you sell such shares after such date.

What is the required quorum?

According to the Company’s bylaws, the holders of a majority of the issued and outstanding shares of Common Stock entitled to vote at the Annual Meeting, present in person or by proxy, constitute a quorum.  Both abstentions and broker non-votes will be counted for the purpose of determining the presence of a quorum.

What vote is required?

Assuming a quorum is present in person or by proxy at the Annual Meeting:

•	In a contested election where the number of director nominees exceeds the number of directors to be elected, directors are elected by a plurality of the votes cast, meaning that the nominee, or two nominees if the Amendment is reversed, receiving the highest number of affirmative votes of the outstanding shares of common stock, present or by proxy, would be elected. Votes withheld from a particular nominee and broker non-votes will be counted for purposes of determining whether a quorum exists but, because directors are elected by a plurality vote, will have no impact on the vote with respect to that nominee.

•	To be ratified, the selection of BDO USA, LLP as the Company’s independent registered public accounting firm must receive the affirmative vote of a majority of the shares of common stock present in person or by proxy and entitled to vote at the Annual Meeting. Abstentions from voting and broker non-votes will be counted for purposes of determining whether a quorum exists but will have no impact on the vote to ratify BDO USA, LLP as the Company’s independent registered public accounting firm.

•	To be approved, the non-binding resolution to approve the compensation of the Company’s Named Executive Officers must receive the affirmative vote of a majority of the shares of common stock present in person or by proxy and entitled to vote at the Annual Meeting. Abstentions from voting and broker non-votes will be counted for purposes of determining whether a quorum exists but will have no impact on the vote to approve the compensation of the Named Executive Officers.

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•	To be approved, the amendment and restatement of the 2010 Plan for the purpose of increasing the number of shares of common stock authorized for issuance under the 2010 Plan by 1,300,000 shares must receive the affirmative vote of a majority of the shares of common stock present in person or by proxy and entitled to vote at the Annual Meeting. Abstentions from voting and broker non-votes will be counted for purposes of determining whether a quorum exists but will have no impact on the vote to approve the amendment and restatement of the 2010 Plan.

How will my shares be voted?

Shares of Common Stock represented by a valid, unrevoked WHITE proxy card will be voted in accordance with the recommendations made in this Proxy Statement unless you indicate otherwise on the proxy card.  Except as set forth in this Proxy Statement, the Group is not aware of any other matter to be considered at the Annual Meeting.  However, if the Group learns of any other proposals made at a reasonable time before the Annual Meeting, the Group will either supplement this Proxy Statement and provide an opportunity to stockholders to vote by proxy directly on such matter or will not exercise discretionary authority with respect thereto.  If other proposals are made thereafter, the persons named as proxies on the WHITE proxy card solicited by the Group will vote such proxies in their discretion.

INFORMATION ABOUT THE COMPANY

Based upon documents publicly filed by the Company, the mailing address of the principal executive offices of the Company is 1211 Bee Caves Road, Building Three, Suite 100, Austin, Texas 78738.

The Company is subject to the periodic reporting requirements of the Exchange Act and, in accordance therewith, is required to file reports, proxy statements and other information with the SEC.  Reports, registration statements, proxy statements and other information filed by the company with the SEC may be inspected at, and copies may be obtained from, the public reference facilities maintained at the SEC at 100 F Street, N.E., Washington, DC 20549.  Copies of such material can also be obtained upon written request addressed to the SEC, Public Reference Section, 100 F Street, N.E., Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at (800) SEC-0330.  The SEC also maintains a website on the Internet (http://www.sec.gov) where reports, proxy and information statements and other information regarding issuers and others that file electronically with the SEC may be obtained free of charge.

The Group has omitted from this proxy statement certain disclosure required by applicable law to be included in the Company’s proxy statement.  Such disclosure includes, among other things, information regarding securities of the Company beneficially owned by the Company’s directors, nominees and management; certain shareholder’s beneficial ownership of more than 5% of the Company’s voting securities; information concerning executive compensation; and information concerning the procedures for submitting shareholder proposals and director nominations intended for consideration at the Annual Meeting and for consideration for inclusion in the proxy materials for that meeting.  Please refer to the Company’s proxy statement for such information.  The Group takes no responsibility for the accuracy or completeness of information contained in the Company’s proxy statement.  Except as otherwise noted herein, the information in this Proxy Statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information.  Although the Group does not have any knowledge indicating that any statement contained herein is untrue, we do not take any responsibility, except to the extent imposed by law, for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on behalf of the Group, or for any failure by the Company to disclose events that may affect the significance or accuracy of such information.

OTHER MATTERS

Except as set forth in this Proxy Statement, the Group is not aware of any other matter to be considered at the Annual Meeting.  However, if the Group learns of any other proposals made at a reasonable time before the Annual Meeting, the Group will either supplement this Proxy Statement and provide an opportunity to stockholders to vote by proxy directly on such matter or will not exercise discretionary authority with respect thereto.  If other proposals are made thereafter, the persons named as proxies on the WHITE proxy card solicited by the Group will vote such proxies in their discretion. The Group represents that it will deliver, or cause to be delivered, this Proxy Statement and form of proxy to holders of at least the percentage of the Company’s voting power of all the shares of capital stock required under applicable law to elect the Group Nominees to the Board of Directors.

György B. Bessenyei

Gregory V. Novak

Robert S. Goggin

[___ __], 2012

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Appendix A

INFORMATION CONCERNING PARTICIPANTS AND THEIR ASSOCIATES

IN THE PROXY SOLICITATION

The following sets forth the name, business address, and the number of shares of Common Stock of the Company owned of record and beneficially owned (as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of April 23, 2012 by each participant in this proxy solicitation on behalf of the Group. Aside from the members of the Group, there are no other “participants” (as defined in proxy rules promulgated under the Securities and Exchange Act of 1934, as amended) in this proxy solicitation.

Name	Business Address	Number of Shares of Common Stock of the Company Held of Record	Number of Shares of Common Stock of the Company Beneficially Owned (including Held of Record)	Percent of Common Stock of the Company(1)

György B. Bessenyei	Schulhausstrasse 11 Walchwil, Switzerland	500	90,500	*	%

Gregory V. Novak	1000 Louisiana Street, 53rd Floor 3 Wells Fargo Plaza Houston, Texas 77002	1,000	21,700	*	%

Robert S. Goggin	1528 Walnut Street, #900 Philadelphia, PA 19102	0	137,900	*	%

*	Less than 1%

(1)	All percentages are based on the 14,900,831 shares of Common Stock outstanding as of February 29, 2012, as disclosed in the Company’s Form 10-K for the year ending December 31, 2011 filed on March 27, 2012.

The disclosure information related to Novak and Goggin under the section “Biographical Information Regarding the Group Nominees” of this Proxy Statement is hereby incorporated herein.

György B Bessenyei

Mr. Bessenyei is 37 years old. He is a self employed investor, independent financial analyst and financial advisor. He currently serves as a partner in Oxford Capital Group, a business and financial advisory firm, which he joined in 2011. From prior to 2007 until 2011, Bessenyei served as General Manager of Oxford Capital AG, a predecessor firm to Oxford Capital Group. Oxford Capital Group does not beneficially own any securities of the Company, nor does it have any Disclosable Interests (as defined in the Bylaws), and will not be assisting the Group in soliciting proxies relating to the 2012 Annual Meeting.

Bessenyei is not involved in any material legal proceeding involving the Company nor has he had any material interest adverse to the Company. Bessenyei has no family relationship with any officer, director or employee of the Company or any of its subsidiaries. All derivative interests in securities of the Company previously held by Bessenyei have expired.

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None of Bessenyei, Goggin or Novak has any arrangements regarding future employment with the Company or any of its affiliates or any other arrangements or understandings regarding future transactions to which the Company or any of its affiliates will or may be a party, other than Goggin and Novak solely in their capacity as directors of the Company when, as and if elected. Although the Group has identified and started preliminary discussions with potential CEO candidates, no arrangements or understandings have currently been reached with any of these potential candidates.

Except as set forth in this Proxy Statement or in the Appendices hereto, to the best knowledge of the Group, none of the Group, any of the persons participating in this solicitation on behalf of the Group (which consist solely of the three members of the Group), any of the Group Nominees nor any associate of any of the foregoing persons (i) owns beneficially, directly or indirectly, or has the right to acquire, any securities of the Company or any parent or subsidiary of the Company, (ii) owns any securities of the Company of record but not beneficially, (iii) has purchased or sold any securities of the Company within the past two years, (iv) has incurred indebtedness for the purpose of acquiring or holding securities of the Company, (v) is or has been a party to any contract, arrangement or understanding with respect to any securities of the Company within the past year, (vi) has been indebted to the Company or any of its subsidiaries since the beginning of the Company’s last fiscal year, (vii) has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will be or may be a party or (viii) has engaged in or had a direct or indirect interest in any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000.  In addition, except as set forth in this Proxy Statement or in the Appendices hereto, to the best knowledge of the Group, none of the Group, any of the persons participating in this solicitation on behalf of the Group, any of the Group Nominees, nor any associate of any of the foregoing persons has had or is deemed to have a direct or indirect material interest in any transaction with the Company since the beginning of the Company’s last fiscal year, or in any proposed transaction, to which the Company or any of its affiliates was or is a party.

Except as set forth below, none of the Group Nominees is an affiliate of the Company, and none of the Group Nominees holds any position or office with the Company, has any family relationship with any executive officer or director of the Company or each other, or has been involved in any legal proceedings of the type required to be disclosed by the rules governing this solicitation.

In 2011, Goggin filed suit against the Company in the Court of Chancery of the State of Delaware (Goggin v. Vermillion, C.A. No. 6465-VCN) seeking injunctive and declaratory relief to (i) delay the Company’s 2011 annual meeting of stockholders, (ii) determine whether certain stockholder proposals could be considered and acted upon at that meeting, and (iii) enjoin any threatened use of the Company’s stockholder rights plan. On June 3, 2011, the Court of Chancery denied Goggin’s requested relief. That decision was not appealed by Goggin.

Except as set forth in this Proxy Statement or in the Appendices hereto, to the knowledge of each of the Group Nominees, there are no material proceedings to which any Group Nominee, or any of their associates, is a party adverse to the Company or any of its subsidiaries, or in which either of the Group Nominees or any of their associates has a material interest adverse to the Company or any of its subsidiaries.

Except as set forth in this Proxy Statement or in the Appendices hereto, during the past ten years, none of the Group Nominees was involved in any event that would be required to be disclosed under Item 401(f) of Regulation S-K (“Regulation S-K”), promulgated by the Securities and Exchange Commission under the Exchange Act.

Since the beginning of the Company’s last fiscal year, neither of the Group Nominees currently has or has had any relationship of the nature described in Item 404(a) of Regulation S-K.  Specifically, since the beginning of the Company’s last fiscal year, neither of the Group Nominees has been an officer, director, partner or employee of, nor has either of them owned, directly or indirectly, beneficially or of record, more than 10% of the equity interest in, any of the following types of organizations:

(a)           Any organization that has made or proposes to make payments to the Company or any of its subsidiaries for property or services in excess of the amounts specified in such Item 404(a);

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(b)           Any organization to which the Company or any of its subsidiaries was indebted, at the end of the Company’s last full fiscal year, in excess of the amount specified in such Item 404(a);

(c)           Any organization to which the Company or any of its subsidiaries has made or proposes to make payments for property or services in excess of the amounts specified in such Item 404(a); or

(d)           Any organization that provided or proposes to provide legal services or investment  banking services to the Company or any of its subsidiaries in excess of the amounts specified in such Item 404(a).

No Group Nominee has failed to file reports related to the Company that are required by Section 16(a) of the Exchange Act.

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Appendix B

TRANSACTIONS IN VERMILLION, INC.

The following tables set forth information with respect to all purchases and sales (including but not limited to derivative securities, options and short sales) of shares of Common Stock by the Group and the Group Nominees during the past two years. No portion of the consideration used by either of Bessenyei or Novak to buy any securities of the Company was borrowed. Goggin utilized a margin loan to purchase a portion (500 shares of Common Stock) of his securities of the Company, which margin loan has been repaid in full.

GYÖRGY B. BESSENYEI

SCHEDULE OF ALL TRANSACTIONS IN SECURITIES OF VERMILLION, INC.
OVER THE PAST TWO YEARS

Description	Date (yyyy-mm- dd)/Time	Buy or Sell	Quantity	Price	Proceeds
VRML Common Stock	2010-08-18, 11:13:34	BUY	5,000	5.6126	$-28,063.00
VRML Common Stock	2010-08-18, 11:14:13	BUY	700	5.54	$-3,878.00
VRML Common Stock	2010-08-18, 11:15:08	BUY	400	5.575	$-2,230.00
VRML Common Stock	2010-08-18, 11:16:07	BUY	500	5.58	$-2,790.00
VRML Common Stock	2010-08-18, 11:16:57	BUY	700	5.57	$-3,899.00
VRML Common Stock	2010-08-18, 11:17:59	BUY	400	5.57	$-2,228.00
VRML Common Stock	2010-08-18, 11:18:59	BUY	700	5.57	$-3,899.00
VRML Common Stock	2010-08-18, 11:19:48	BUY	700	5.53	$-3,871.00
VRML Common Stock	2010-08-18, 11:20:44	BUY	600	5.5275	$-3,316.50
VRML Common Stock	2010-08-18, 11:21:49	BUY	500	5.53	$-2,765.00
VRML Common Stock	2010-08-18, 11:22:50	BUY	300	5.515	$-1,654.50
VRML Common Stock	2010-08-18, 11:23:55	BUY	700	5.515	$-3,860.50
VRML Common Stock	2010-08-18, 11:24:57	BUY	400	5.5425	$-2,217.00
VRML Common Stock	2010-08-18, 11:26:01	BUY	200	5.545	$-1,109.00
VRML Common Stock	2010-08-18, 11:27:02	BUY	500	5.545	$-2,772.50
VRML Common Stock	2010-08-18, 11:28:08	BUY	600	5.545	$-3,327.00
VRML Common Stock	2010-08-18, 11:28:59	BUY	500	5.545	$-2,772.50
VRML Common Stock	2010-08-18, 11:29:50	BUY	500	5.545	$-2,772.50
VRML Common Stock	2010-08-18, 11:30:51	BUY	700	5.55	$-3,885.00

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Description	Date (yyyy-mm- dd)/Time	Buy or Sell	Quantity	Price	Proceeds
VRML Common Stock	2010-08-18, 11:32:03	BUY	700	5.5	$-3,850.00
VRML Common Stock	2010-08-18, 11:32:53	BUY	500	5.5	$-2,750.00
VRML Common Stock	2010-08-18, 11:34:03	BUY	400	5.49	$-2,196.00
VRML Common Stock	2010-08-18, 11:35:05	BUY	300	5.4975	$-1,649.25
VRML Common Stock	2010-08-18, 11:36:13	BUY	200	5.54	$-1,108.00
VRML Common Stock	2010-08-18, 11:37:12	BUY	500	5.5	$-2,750.00
VRML Common Stock	2010-08-18, 11:38:07	BUY	500	5.5	$-2,750.00
VRML Common Stock	2010-08-18, 11:39:13	BUY	500	5.4975	$-2,748.75
VRML Common Stock	2010-08-18, 11:40:16	BUY	500	5.5	$-2,750.00
VRML Common Stock	2010-08-18, 11:41:09	BUY	800	5.5	$-4,400.00
VRML Common Stock	2010-08-18, 11:42:02	BUY	300	5.5	$-1,650.00
VRML Common Stock	2010-08-18, 11:42:58	BUY	800	5.5	$-4,400.00
VRML Common Stock	2010-08-18, 11:43:58	BUY	600	5.5	$-3,300.00
VRML Common Stock	2010-08-18, 11:45:07	BUY	400	5.5	$-2,200.00
VRML Common Stock	2010-08-18, 11:46:13	BUY	300	5.4675	$-1,640.25
VRML Common Stock	2010-08-18, 11:47:03	BUY	400	5.43	$-2,172.00
VRML Common Stock	2010-08-18, 11:48:06	BUY	500	5.37	$-2,685.00
VRML Common Stock	2010-08-18, 11:49:07	BUY	400	5.35	$-2,140.00
VRML Common Stock	2010-08-18, 11:49:55	BUY	300	5.39	$-1,617.00
VRML Common Stock	2010-08-18, 11:51:05	BUY	300	5.47	$-1,641.00
VRML Common Stock	2010-08-18, 11:51:57	BUY	400	5.4875	$-2,195.00
VRML Common Stock	2010-08-18, 11:53:08	BUY	300	5.4875	$-1,646.25
VRML Common Stock	2010-08-18, 11:54:14	BUY	500	5.495	$-2,747.50
VRML Common Stock	2010-08-30, 09:40:23	SELL	-200	6.6	$1,320.00
VRML Common Stock	2010-09-14, 09:34:02	SELL	-3,100	5.847419	$18,127.00
VRML Common Stock	2010-09-14, 09:34:09	SELL	-5,600	5.736875	$32,126.50
VRML Common Stock	2010-09-14, 09:34:15	SELL	-8,580	5.54007	$47,533.80

15

Description	Date (yyyy-mm- dd)/Time	Buy or Sell	Quantity	Price	Proceeds
VRML Common Stock	2010-09-14, 09:37:11	SELL	-7,520	5.510266	$41,437.20
VRML Common Stock	2010-09-17, 10:32:58	BUY	1,800	5.5	$-9,900.00
VRML Common Stock	2010-09-17, 12:53:06	BUY	3,200	5.51	$-17,632.00
VRML Common Stock	2010-09-17, 12:53:32	BUY	100	5.51	$-551.00
VRML Common Stock	2010-09-17, 14:04:56	BUY	600	5.52	$-3,312.00
VRML Common Stock	2010-09-17, 14:05:05	BUY	1,000	5.53	$-5,530.00
VRML Common Stock	2010-09-17, 14:05:13	BUY	3,800	5.592105	$-21,250.00
VRML Common Stock	2010-09-20, 09:11:34	SELL	-2,600	5.75	$14,950.00
VRML Common Stock	2010-09-20, 09:11:43	SELL	-300	5.67	$1,701.00
VRML Common Stock	2010-09-20, 09:12:25	SELL	-399	5.66	$2,258.34
VRML Common Stock	2010-09-20, 09:13:47	SELL	-1,701	5.56	$9,457.56
VRML Common Stock	2010-09-20, 09:20:36	SELL	-5,000	5.56	$27,800.00
VRML Common Stock	2010-09-20, 09:52:03	SELL	-500	5.56	$2,780.00
VRML Common Stock	2010-09-20, 12:45:38	BUY	10,000	5.4993	$-54,993.00
VRML Common Stock	2010-09-21, 10:07:29	BUY	4,000	5.4	$-21,600.00
VRML Common Stock	2010-09-22, 11:24:51	BUY	952	5.4	$-5,140.80
VRML Common Stock	2010-09-23, 10:56:13	BUY	4,764	5.47	$-26,059.08
VRML Common Stock	2010-09-23, 15:11:11	BUY	284	5.48	$-1,556.32
VRML Common Stock	2010-09-23, 15:15:47	BUY	1,414	5.41768	$-7,660.60
VRML Common Stock	2010-09-24, 09:49:44	BUY	600	5.4	$-3,240.00
VRML Common Stock	2010-09-27, 15:07:30	BUY	10,000	5.3	$-53,000.00
VRML Common Stock	2010-09-27, 15:40:18	BUY	10,000	5.2	$-52,000.00
VRML Common Stock	2010-09-28, 09:32:00	BUY	8,000	5.0945	$-40,756.00
VRML Common Stock	2010-10-28, 09:31:09	BUY	10,000	4.9	$-49,000.00
VRML Common Stock	2010-11-05, 11:22:46	SELL	-5,000	4.81	$24,050.00
VRML Common Stock	2010-11-05, 11:24:51	BUY	2,665	4.8	$-12,792.00
VRML Common Stock	2010-11-05, 12:19:56	BUY	7,335	4.85	$-35,574.75

16

Description	Date (yyyy-mm- dd)/Time	Buy or Sell	Quantity	Price	Proceeds
VRML Common Stock	2010-11-05, 13:11:27	BUY	5,000	4.85	$-24,250.00
VRML Common Stock	2010-11-05, 13:12:05	BUY	11,800	4.85	$-57,230.00
VRML Common Stock	2010-11-05, 13:55:12	BUY	13,875	4.85	$-67,293.75
VRML Common Stock	2010-11-16, 09:39:56	SELL	-1,475	5.851864	$8,631.50
VRML Common Stock	2010-11-16, 09:40:21	SELL	-300	5.84	$1,752.00
VRML Common Stock	2010-11-16, 09:40:21	SELL	-300	5.84	$1,752.00
VRML Common Stock	2010-11-16, 09:40:21	SELL	-300	5.84	$1,752.00
VRML Common Stock	2010-11-16, 09:40:22	SELL	-300	5.84	$1,752.00
VRML Common Stock	2010-11-16, 09:40:22	SELL	-300	5.84	$1,752.00
VRML Common Stock	2010-11-16, 09:40:22	SELL	-300	5.84	$1,752.00
VRML Common Stock	2010-11-16, 09:40:22	SELL	-300	5.84	$1,752.00
VRML Common Stock	2010-11-16, 09:40:23	SELL	-100	5.8	$580.00
VRML Common Stock	2010-11-16, 09:40:23	SELL	-100	5.8	$580.00
VRML Common Stock	2010-11-16, 09:40:23	SELL	-100	5.8	$580.00
VRML Common Stock	2010-11-16, 09:40:24	SELL	-100	5.8	$580.00
VRML Common Stock	2010-11-16, 09:40:24	SELL	-100	5.8	$580.00
VRML Common Stock	2010-11-16, 09:40:24	SELL	-100	5.8	$580.00
VRML Common Stock	2010-11-16, 09:40:25	SELL	-400	5.73	$2,292.00
VRML Common Stock	2010-11-16, 09:40:25	SELL	-300	5.73	$1,719.00
VRML Common Stock	2010-11-16, 09:40:25	SELL	-400	5.77	$2,308.00
VRML Common Stock	2010-11-16, 09:40:25	SELL	-100	5.77	$577.00
VRML Common Stock	2010-11-16, 09:40:26	SELL	-100	5.77	$577.00
VRML Common Stock	2010-12-17, 15:47:27	SELL	-100	5.61	$561.00
VRML Common Stock	2011-03-11, 12:03:25	BUY	500	4.56	$-2,280.00
VRML Common Stock	2011-03-15, 15:52:30	SELL	-100	4.12	$412.00
VRML Common Stock	2011-03-15, 15:52:30	SELL	-100	4.12	$412.00
VRML Common Stock	2011-03-17, 11:55:42	SELL	-200	4.12	$824.00

17

Description	Date (yyyy-mm- dd)/Time	Buy or Sell	Quantity	Price	Proceeds
VRML Common Stock	2011-05-25, 09:08:26	SELL	-5,000	5.102	$25,510.00
VRML Common Stock	2011-05-25, 09:31:33	SELL	-20,000	5.1236	$102,472.00
VRML Common Stock	2011-05-25, 09:34:54	SELL	-15,214	5.209744	$79,261.05
VRML Common Stock	2011-05-25, 14:13:52	BUY	200	4.8	$-960.00
VRML Common Stock	2011-05-25, 14:48:40	BUY	5,700	4.890351	$-27,875.00
VRML Common Stock	2011-05-25, 14:55:52	BUY	5,430	4.89	$-26,552.70
VRML Common Stock	2011-05-27, 10:42:52	BUY	200	4.685	$-937.00
VRML Common Stock	2011-05-27, 13:41:04	BUY	7,100	4.839803	$-34,362.60
VRML Common Stock	2011-05-27, 13:43:09	BUY	7,900	4.89	$-38,631.00
VRML Common Stock	2011-05-27, 14:54:40	BUY	800	4.85	$-3,880.00
VRML Common Stock	2011-05-27, 15:14:46	BUY	12,500	4.880276	$-61,003.45
VRML Common Stock	2011-05-31, 13:53:39	SELL	-17,340	5.503057	$95,423.00
VRML Common Stock	2011-05-31, 14:00:19	SELL	-750	5.48	$4,110.00
VRML Common Stock	2011-05-31, 14:00:28	SELL	-6,400	5.463281	$34,965.00
VRML Common Stock	2011-05-31, 14:02:16	SELL	-5,400	5.403519	$29,179.00
VRML Common Stock	2011-05-31, 14:04:49	SELL	-5,000	5.44	$27,200.00
VRML Common Stock	2011-05-31, 14:10:02	SELL	-940	5.394255	$5,070.60
VRML Common Stock	2011-06-01, 10:10:38	SELL	-4,000	5.5	$22,000.00
VRML Common Stock	2011-06-09, 15:04:54	BUY	2,100	4.47	$-9,387.00
VRML Common Stock	2011-06-09, 15:05:45	BUY	2,900	4.48	$-12,992.00
VRML Common Stock	2011-06-09, 15:06:45	BUY	15,500	4.48	$-69,440.00
VRML Common Stock	2011-06-09, 15:53:46	BUY	1,800	4.48	$-8,064.00
VRML Common Stock	2011-06-09, 15:54:38	BUY	2,700	4.5	$-12,150.00
VRML Common Stock	2011-06-10, 09:32:22	BUY	12,300	4.406911	$-54,205.00
VRML Common Stock	2011-06-13, 09:35:56	BUY	200	4.5	$-900.00
VRML Common Stock	2011-06-13, 09:56:08	BUY	800	4.44125	$-3,553.00
VRML Common Stock	2011-06-13, 11:40:26	BUY	3,240	4.37679	$-14,180.80

18

Description	Date (yyyy-mm- dd)/Time	Buy or Sell	Quantity	Price	Proceeds
VRML Common Stock	2011-06-13, 15:07:43	BUY	1,900	4.44	$-8,436.00
VRML Common Stock	2011-06-13, 15:09:34	BUY	1,000	4.433	$-4,433.00
VRML Common Stock	2011-06-14, 15:56:15	BUY	200	4.01	$-802.00
VRML Common Stock	2011-06-15, 11:15:35	SELL	-100	4.01	$401.00
VRML Common Stock	2011-07-22, 09:50:02	SELL	-100	4.07	$407.00
VRML Common Stock	2011-08-12, 11:20:45	BUY	2,300	2.725217	$-6,268.00
VRML Common Stock	2011-08-18, 10:40:22	BUY	10,000	2.899564	$-28,995.64
VRML Common Stock	2011-08-19, 15:00:55	BUY	1,000	2.689	$-2,689.00
VRML Common Stock	2011-08-22, 10:37:28	BUY	10,000	2.630046	$-26,300.46
VRML Common Stock	2011-08-23, 10:39:05	BUY	260	2.690769	$-699.60
VRML Common Stock	2011-09-14, 10:21:32	SELL	-600	3.055	$1,833.00
VRML Common Stock	2011-09-14, 10:31:31	SELL	-1 7,400	3.008748	$52,352.22
VRML Common Stock	2011-09-14, 12:39:53	SELL	-5,000	3	$15,000.00
VRML Common Stock	2011-10-04, 09:32:40	SELL	-1,400	2.182143	$3,055.00
VRML Common Stock	2011-10-04, 09:32:50	SELL	-3,600	2.14	$7,704.00
VRML Common Stock	2012-02-03, 11:56:37	BUY	500	1.556	$778.00

19

DERIVATIVES

VRML 18JUN11 5.0 C	2011-05-31, 15:04:10	BUY	-25	0.45	$1,125.00
VRML 18JUN11 5.0 C	2011-06-13, 15:08:47	SELL	25	0.1	$-250.00
VRML 17SEP11 2.5 C	2011-09-09, 11:11:01	BUY	100	0.2	$-2,000.00
VRML 17SEP11 2.5 C	2011-09-14, 09:47:13	SELL	-100	0.7	$7,000.00
VRML 22OCT11 2.5 C	2011-09-20, 10:11:50	BUY	50	1.065	$-5,325.00
VRML 22OCT11 2.5 C	2011-09-20, 10:19:18	BUY	45	1.1	$-4,950.00
VRML 22OCT11 2.5 C	2011-09-20, 10:19:31	BUY	5	1.1	$-550.00
VRML 22OCT11 2.5 C	2011-10-03, 09:32:49	SELL	-100	0.55	$5,500.00
VRML 21JAN12 2.5 C	2011-09-20, 10:09:13	BUY	54	1.5	$-8,100.00
VRML 21JAN12 2.5 C	2011-09-20, 10:19:55	BUY	44	1.65	$-7,260.00
VRML 21JAN12 2.5 C	2011-09-20, 10:50:40	BUY	45	1.6	$-7,200.00
VRML 21JAN12 2.5 C	2011-09-21, 15:33:27	BUY	84	1.6	$-13,440.00
VRML 21JAN12 2.5 C	2011-09-23,15:13:10	BUY	105	1.45	$-15,225.00
VRML 21JAN12 2.5 C	2011-10-03, 12:29:15	BUY	60	1	$-6,000.00

All of the above referenced derivatives were call options purchased in the open market that have subsequently expired.

20

ROBERT S. GOGGIN

SCHEDULE OF ALL TRANSACTIONS IN SECURITIES OF VERMILLION, INC. OVER THE PAST TWO YEARS

Description	Date(dd/mm/yyyy)	Buy or Sell	Quantity	Price	Proceeds
VRML Common Stock	06/07/2010	Buy	1,000	12.35	$-12,350.00
VRML Common Stock	06/07/2010	Buy	1,500	12.15	$-18,225.00
VRML Common Stock	06/07/2010	Buy	1,000	11.9799	$-11,979.90
VRML Common Stock	06/07/2010	Buy	1,000	11.8	$-11,800.00
VRML Common Stock	06/07/2010	Buy	1,200	11.9	$-14,280.00
VRML Common Stock	06/07/2010	Buy	800	12.48	$-9,984.00
VRML Common Stock	12/08/2010	Buy	12,500	7.13	$-89,125.00
VRML Common Stock	31/08/2010	Buy	100	6.15	$-615.00
VRML Common Stock	31/08/2010	Buy	200	6.15	$-1,230.00
VRML Common Stock	31/08/2010	Buy	100	6.16	$-616.00
VRML Common Stock	31/08/2010	Buy	100	6.15	$-615.00
VRML Common Stock	31/08/2010	Buy	100	6.11	$-618.00
VRML Common Stock	31/08/2010	Buy	100	6.15	$-615.00
VRML Common Stock	31/08/2010	Buy	100	6.18	$-618.00
VRML Common Stock	31/08/2010	Buy	700	6.18	$-4,326.00
VRML Common Stock	31/08/2010	Buy	200	6.15	$-1,230.00
VRML Common Stock	31/08/2010	Buy	100	6.16	$-616.00
VRML Common Stock	31/08/2010	Buy	200	6.16	$-1,232.00
VRML Common Stock	01/09/2010	Buy	100	6.0925	$-609.25
VRML Common Stock	01/09/2010	Buy	100	6.1	$-610.00
VRML Common Stock	01/09/2010	Buy	200	6.09	$-1,218.00
VRML Common Stock	01/09/2010	Buy	200	6.0925	$-1,218.50
VRML Common Stock	01/09/2010	Buy	180	6.09	$-1,096.20
VRML Common Stock	01/09/2010	Buy	100	6.085	$-615.50

21

Description	Date(dd/mm/yyyy)	Buy or Sell	Quantity	Price	Proceeds
VRML Common Stock	01/09/2010	Buy	800	6.0999	$-4,879.92
VRML Common Stock	01/09/2010	Buy	100	6.085	$-608.50
VRML Common Stock	01/09/2010	Buy	100	6.097	$-609.70
VRML Common Stock	01/09/2010	Buy	100	6.1	$-610.00
VRML Common Stock	01/09/2010	Buy	20	6.1	$-122.00
VRML Common Stock	02/09/2010	Buy	213	5.95	$-1,267.35
VRML Common Stock	02/09/2010	Buy	100	5.94	$-594.00
VRML Common Stock	02/09/2010	Buy	100	5.93	$-600.00
VRML Common Stock	02/09/2010	Buy	87	5.94	$-516.78
VRML Common Stock	02/09/2010	Buy	400	5.9499	$-2,379.96
VRML Common Stock	02/09/2010	Buy	100	5.93	$-593.00
VRML Common Stock	02/09/2010	Buy	100	5.935	$-600.50
VRML Common Stock	02/09/2010	Buy	200	6.02	$-1,204.00
VRML Common Stock	02/09/2010	Buy	100	5.96	$-596.00
VRML Common Stock	02/09/2010	Buy	100	5.96	$-596.00
VRML Common Stock	02/09/2010	Buy	100	6.02	$-602.00
VRML Common Stock	02/09/2010	Buy	100	5.96	$-596.00
VRML Common Stock	02/09/2010	Buy	100	6.01	$-601.00
VRML Common Stock	02/09/2010	Buy	200	6.02	$-1,204.00
VRML Common Stock	08/09/2010	Buy	1,200	5.48	$-6,576.00
VRML Common Stock	08/09/2010	Buy	100	5.48	$-555.00
VRML Common Stock	08/09/2010	Buy	400	5.48	$-2,192.00
VRML Common Stock	08/09/2010	Buy	100	5.49	$-549.00
VRML Common Stock	08/09/2010	Buy	100	5.49	$-549.00
VRML Common Stock	08/09/2010	Buy	100	5.48	$-548.00
VRML Common Stock	08/09/2010	Buy	200	5.72	$-1,144.00
VRML Common Stock	08/09/2010	Buy	100	5.71	$-571.00

22

Description	Date(dd/mm/yyyy)	Buy or Sell	Quantity	Price	Proceeds
VRML Common Stock	08/09/2010	Buy	1,300	5.72	$-7,436.00
VRML Common Stock	08/09/2010	Buy	100	5.68	$-568.00
VRML Common Stock	08/09/2010	Buy	100	5.67	$-574.00
VRML Common Stock	08/09/2010	Buy	100	5.72	$-572.00
VRML Common Stock	08/09/2010	Buy	100	5.71	$-571.00
VRML Common Stock	10/09/2010	Buy	100	5.5899	$-558.99
VRML Common Stock	10/09/2010	Buy	1,900	5.59	$-10,628.00
VRML Common Stock	13/09/2010	Buy	1,800	5.65	$-10,170.00
VRML Common Stock	13/09/2010	Buy	65	5.65	$-367.25
VRML Common Stock	13/09/2010	Buy	35	5.65	$-197.75
VRML Common Stock	13/09/2010	Buy	100	5.65	$-572.00
VRML Common Stock	14/09/2010	Buy	500	5.7	$-2,857.00
VRML Common Stock	14/09/2010	Buy	1,500	5.7	$-8,550.00
VRML Common Stock	01/10/2010	Buy	1,000	5.35	$-5,357.00
VRML Common Stock	09/11/2010	Buy	250	6.86	$-1,722.00
VRML Common Stock	30/11/2010	Buy	100	4.9	$-490.00
VRML Common Stock	30/11/2010	Buy	100	4.9	$-490.00
VRML Common Stock	30/11/2010	Buy	400	4.8899	$-1,962.96
VRML Common Stock	30/11/2010	Buy	100	4.89	$-489.00
VRML Common Stock	22/12/2010	Buy	31,794	6.501208	$-206,706.41
VRML Common Stock	23/12/2010	Buy	13,600	7.432435	$-101,108.12
VRML Common Stock	27/12/2010	Buy	5,000	8.96	$-44,807.00
VRML Common Stock	27/12/2010	Buy	10,000	8.931915	$-89,326.15
VRML Common Stock	28/12/2010	Buy	5,000	8.072394	$-40,368.97
VRML Common Stock	30/12/2010	Buy	5,000	7.377	$-36,892.00
VRML Common Stock	31/12/2010	Buy	5,000	7.417744	$-37,095.72
VRML Common Stock	31/12/2010	Buy	1,000	7.34998	$-7,356.98

23

Description	Date(dd/mm/yyyy)	Buy or Sell	Quantity	Price	Proceeds
VRML Common Stock	31/12/2010	Buy	1,000	7.31496	$-7,321.96
VRML Common Stock	03/01/2011	Buy	2,000	6.8886	$-13,784.20
VRML Common Stock	14/02/2011	Buy	300	5.7	$-1,717.00
VRML Common Stock	14/02/2011	Buy	1,000	5.64996	$-5,656.96
VRML Common Stock	14/02/2011	Buy	1,000	5.637	$-5,644.00
VRML Common Stock	14/02/2011	Buy	1,000	5.6	$-5,607.00
VRML Common Stock	03/05/2011	Buy	1,000	4.0699	$-4,076.90
VRML Common Stock	05/05/2011	Buy	6	3.99	$-30.94
VRML Common Stock	11/05/2011	Buy	1,000	3.52	$-3,527.00
VRML Common Stock	16/06/2011	Buy	200	3.78995	$-764.99
VRML Common Stock	16/06/2011	Buy	1,100	3.8399	$-4,230.89
VRML Common Stock	16/06/2011	Buy	200	3.8399	$-774.98
VRML Common Stock	14/07/2011	Buy	1,000	3.98	$-3,987.00
VRML Common Stock	08/08/2011	Buy	2,500	2.45	$-6,132.00
VRML Common Stock	08/08/2011	Buy	2,000	2.7499	$-5,506.80
VRML Common Stock	05/10/2011	Buy	1,000	1.96	$-1,967.00
VRML Common Stock	10/10/2011	Buy	900	1.88	$-1,699.00
VRML Common Stock	10/10/2011	Buy	1,000	1.9299	$-1,936.90
VRML Common Stock	11/10/2011	Buy	1,000	1.86	$-1,867.00
VRML Common Stock	18/10/2011	Buy	1,000	1.99	$-1,997.00
VRML Common Stock	20/10/2011	Buy	1,000	1.8999	$-1,906.90
VRML Common Stock	05/03/2012	Buy	1,000	1.3199	$-1,326.90
VRML Common Stock	06/03/2012	Sell	-10,000	2.5746	$25,738.50
VRML Common Stock	06/03/2012	Sell	-6,550	2.21	$14,468.21
VRML Common Stock	06/03/2012	Sell	-10,000	2.21094	$22,101.95
VRML Common Stock	06/03/2012	Sell	-10,000	2.2254	$22,246.52
VRML Common Stock	06/03/2012	Sell	-5,000	2.197826	$10,981.90

24

Description	Date(dd/mm/yyyy)	Buy or Sell	Quantity	Price	Proceeds
VRML Common Stock	06/03/2012	Sell	-5,000	2.18008	$10,893.20
VRML Common Stock	15/03/2012	Buy	2,500	1.58	$-3,957.00
VRML Common Stock	19/03/2012	Buy	1,500	1.63	$-2,452.00
VRML Common Stock	19/03/2012	Buy	1,500	1.65	$-2,482.00
VRML Common Stock	19/03/2012	Buy	1,500	1.65	$-2,482.00
VRML Common Stock	20/03/2012	Buy	1,500	1.59	$-2,392.00
VRML Common Stock	21/03/2012	Buy	1,500	1.59	$-2,392.00
VRML Common Stock	21/03/2012	Buy	1,000	1.56	$-1,567.00
VRML Common Stock	22/03/2012	Buy	1,500	1.63	$-2,452.00
VRML Common Stock	23/03/2012	Buy	2,000	1.59	$-3,187.00
VRML Common Stock	23/03/2012	Buy	1,500	1.57	$-2,362.00
VRML Common Stock	26/03/2012	Buy	950	1.58	$-1,508.00
VRML Common Stock	26/03/2012	Buy	2,500	1.59	$-3,982.00
VRML Common Stock	26/03/2012	Buy	2,500	1.579984	$-3,956.96
VRML Common Stock	02/04/2012	Buy	1,400	1.89	$-2,653.00
VRML Common Stock	02/04/2012	Buy	1,500	1.8899	$-2,841.85
VRML Common Stock	02/04/2012	Buy	2,000	1.89	$-3,787.00
VRML Common Stock	03/04/2012	Buy	1,500	1.95	$-2,932.00
VRML Common Stock	03/04/2012	Buy	1,000	1.88	$-1,887.00
VRML Common Stock	04/04/2012	Buy	1,000	1.92	$-1,927.00
VRML Common Stock	04/04/2012	Buy	1,000	1.93	$-1,937.00
VRML Common Stock	05/04/2012	Buy	2,500	1.94	$-4,857.00
VRML Common Stock	11/04/2012	Buy	2,000	1.71	$-3,427.00
VRML Common Stock	16/04/2012	Buy	686	1.99	$-1,372.14
VRML Common Stock	17/04/2012	Buy	2,000	1.94	$-3,887.00
VRML Common Stock	17/04/2012	Buy	1,000	1.96	$-1,967.00

25

Description	Date(dd/mm/yyyy)	Buy or Sell	Quantity	Price	Proceeds
VRML Common Stock	17/04/2012	Buy	1,000	1.95	$-1,957.00
VRML Common Stock	17/04/2012	Buy	2,000	1.98	$-3,967.00
VRML Common Stock	17/04/2012	Buy	2,000	1.98	$-3,967.00
VRML Common Stock	18/04/2012	Buy	1,014	1.98	$-2,007.72

26

GREGORY V. NOVAK

SCHEDULE OF ALL TRANSACTIONS IN SECURITIES OF VERMILLION, INC. OVER THE PAST TWO YEARS

3/7/11 Purchase 25,000 shares of Common Stock at $5.04924 per share ($126,231.00)

5/16/11 Sale 3,300 shares of Common Stock at $5.45108 per share ($17,988.55)

27

IMPORTANT

Please review this proxy statement and the enclosed materials carefully.  YOUR VOTE IS VERY IMPORTANT, no matter how many or how few shares you own.

1.	If your shares are registered in your own name, please sign, date and mail the enclosed WHITE proxy card to Okapi Partners, LLC, in the postage-paid envelope provided today.

2.	If you have previously signed and returned a proxy card to Vermillion, Inc., you have every right to change your vote. Only your latest dated proxy card will count. You may revoke any proxy card already sent to Vermillion, Inc. by signing, dating and mailing the enclosed WHITE proxy card in the postage-paid envelope provided. Any proxy may be revoked at any time prior to the 2012 Annual Meeting by delivering a written notice of revocation or a later dated proxy for the 2012 Annual Meeting to Okapi Partners, LLC, or by voting in person at the 2012 Annual Meeting.

3.	If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can vote your shares and only after receiving your specific instructions. Accordingly, please sign, date and mail the enclosed WHITE proxy card in the postage-paid envelope provided, and to ensure that your shares are voted, you should also contact the person responsible for your account and give instructions for a WHITE proxy card to be issued representing your shares.

4.	After signing the enclosed WHITE proxy card, do not sign or return Vermillion, Inc.’s proxy card unless you intend to change your vote, because only your latest dated proxy card will be counted.

If you have any questions concerning this proxy statement, would like to request additional copies of this proxy statement or need help voting your shares, please contact our proxy solicitor:

437 Madison Avenue, 28th Floor

New York, New York 10022

(212) 297-0721 (Call Collect)

Email: info@okapipartners.com

or

Call Toll-Free (877) 796-5274

28

PRELIMINARY PROXY MATERIALS – SUBJECT TO COMPLETION

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED [_____], 2012

WHITE PROXY

VERMILLION, INC.

2012 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF

OF GYÖRGY B. BESSENYEI, GREGORY V. NOVAK AND ROBERT S. GOGGIN

THE BOARD OF DIRECTORS OF VERMILLION, INC.

IS NOT SOLICITING THIS PROXY

PROXY

The undersigned appoint(s) György B. Bessenyei, Gregory V. Novak and Robert S. Goggin, and each of them, proxies with full power of substitution and with discretionary authority to vote all shares of common stock of Vermillion, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2012 Annual Meeting of Stockholders of the Company scheduled to be held at [_____], and including at any adjournments or postponements thereof and at any meeting called in lieu thereof (the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. Other than the four proposals set forth below, the Group is not aware of any other matters to be considered at the Annual Meeting. Should other matters be brought before the Annual Meeting, by having signed and returned the enclosed WHITE proxy card, you will have authorized the persons named as proxies in the enclosed WHITE proxy card to vote on all such matters in their discretion. If properly executed, this proxy will be voted as directed on the reverse and in the discretion of the herein named proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1 AND 3 AND AGAINST PROPOSALS 2 AND 4.

On May 15, 2012, Gail S. Page resigned from the Board, and the Board amended the Company’s bylaws to eliminate the vacant seat on the Board owing to the resignation of Ms. Page as a member of the Board by reducing the number of authorized directors of the Company from seven to six persons (the “Amendment”). Prior to the Amendment, both the Company and the Group intended to nominate two directors each to the Board. The effect of the Amendment is that the number of directors in Class III has been reduced from two to one. We have objected to the Amendment, demanded that the Board reinstate the seventh seat on the Board and will consider litigation if necessary to reverse the Amendment. Whether the Company or the courts will void the Amendment and restore a second Class III directorship is uncertain at this time; therefore, we reserve the right to nominate both Group Nominees.

Proposal No. 1 provides for the election of Robert S. Goggin, and, if the Amendment is reversed, both Mr. Goggin and Gregory V. Novak, to serve as directors of the Company.

Important Notice Regarding the Availability of Proxy Materials

for the Annual Meeting

The proxy statement and this WHITE proxy card are available at

http://www.myproxyonline.com/Vermillion

IMPORTANT: PLEASE COMPLETE, SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED AND DATED ON REVERSE SIDE

[Continued from other side]

☒ Please mark vote as in this example

György B. Bessenyei, Gregory V. Novak and Robert S. Goggin (the “Group”) recommend a vote “FOR” the nominee, or, if the Amendment is reversed, nominees, listed in Proposal No. 1 and “Against” Proposals No. 2 and 4. The Group makes no recommendation on how to vote with respect to Proposal No. 3 (ratification of BDO USA, LLP as the independent registered public accounting firm).

1.	ELECTION OF DIRECTORS:

WITHHOLD
AUTHORITY
	FOR ALL	TO VOTE	FOR ALL
	NOMINEES	FOR ALL	NOMINEES
	LISTED HEREIN	NOMINEES	EXCEPT
NOMINEES:
Robert S. Goggin	[ ]	[ ]	[ ]
Gregory V. Novak

The Group intends to use this proxy to vote “FOR” Mr. Goggin, and, if the Amendment is reversed , “FOR” Mr. Goggin and Mr. Novak (the “Group Nominees”).

NOTE: If you do not wish for your shares to be voted “FOR” a particular Group Nominee, mark the “FOR ALL NOMINEES EXCEPT” box and write the name(s) of the nominee(s) you do not support on the line below. Your shares will be voted for the remaining Group Nominee(s), if the Amendment is reversed. The Group provides no assurance that the Company nominees, if elected, will serve with any of the elected Group Nominees.

2.     ADVISORY VOTE TO APPROVE THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS:

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

The Group recommends a vote “AGAINST” this proposal.

3.     PROPOSAL TO RATIFY THE SELECTION OF BDO USA, LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2012:

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

4.     PROPOSAL TO APPROVE AN AMENDMENT AND RESTATEMENT OF THE COMPANY’S 2010 STOCK INCENTIVE PLAN TO INCREASE THE NUMBER OF SHARES OF COMMON STOCK AUTHORIZED FOR ISSUANCE UNDER THE 2010 PLAN BY 1,300,000 SHARES:

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

The Group recommends a vote “AGAINST” this proposal.

NOTE: Please sign exactly as name appears hereon.  Joint owners should each sign.  When signing as attorney, executor, administrator, trustee or Guardian, please give full title as such.  If signer is a corporation, please sign full corporate name by duly authorized officer.

Please indicate if you plan to attend this meeting:	Yes	No
	☐	☐

THIS PROXY REVOKES ALL PREVIOUSLY GIVEN BY THE UNDERSIGNED

DATED:

(Signature)

(Signature, if held jointly)

(Title, if applicable)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, CORPORATE OFFICERS, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME(S) APPEAR(S) ON THIS PROXY.